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April 3, 2013	SINGAPORE SYDNEY TOKYO TORONTO VIENNA

VIA EDGAR AND EMAIL TRANSMISSION

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Obagi Medical Products, Inc.
Schedule TO-T filed March 26, 2013 by Odysseus Acquisition Corp., Valeant
Pharmaceuticals International and Valeant Pharmaceuticals International, Inc.
(the “Schedule TO”)
SEC File No. 005-82589

Dear Mr. Duchovny:

On behalf of Odysseus Acquisition Corp. (the “Purchaser”), Valeant Pharmaceuticals International (“VPI”) and Valeant Pharmaceuticals International, Inc. (“Valeant”, and together with the Purchaser and VPI, the “Filing Persons”), we hereby submit responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”)

regarding the above-referenced filing as set forth in your letter dated April 2, 2013 (the “Comment Letter”). The Filing Persons have filed Amendment No. 1 to the Schedule TO (the “Amendment”) to respond to the Staff’s comments with respect to the Schedule TO. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Filing Persons’ response. Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO.

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Offer to Purchase

Sources and Amount of Funds, page 26

1. Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Amendment includes the following additional disclosure:

On February 13, 2012, Valeant, as “Borrower,” Goldman Sachs Lending Partners LLC, as administrative agent, and certain guarantors and lenders entered into a Third Amended and Restated Credit and Guaranty Agreement (as amended by Amendment No.1, dated as of March 6, 2012, Amendment No. 2, dated as of September 10, 2012, Amendment No.3, dated as of January 24, 2013, Amendment No.4, dated as of February 21, 2013, the Joinder Agreement dated as of June 14, 2012, the Joinder Agreement dated as of July 9, 2012, the Joinder Agreement dated as of September 11, 2012, the Joinder Agreement dated as of October 2, 2012 and the Joinder Agreement dated as of December 11, 2012, the “Loan Agreement”). The Loan Agreement includes a $450 million revolving credit facility, which is currently undrawn and terminates on April 20, 2016. The stated and effective interest rate as of April 1, 2013 is LIBOR + 275bps. The Loan Agreement includes a first priority security interest in substantially all assets of the Borrower and the guarantors as well as 100% of the capital stock of each material foreign and domestic subsidiary of Valeant, limited to 65% of the capital stock of each first tier foreign subsidiary of VPI or of any guarantor that is a subsidiary of VPI, and all intercompany debt, subject to customary exceptions for Senior Secured Credit Agreements. Any amount drawn for completion of the Offer and the Merger is expected to be repaid with internally generated cash from operations.

Background of the Offer, page 26

2. Please revise the language in the first paragraph of this section that disclaims responsibility for certain disclosure. You may not disclaim your own disclosure.

Response: In response to the Staff’s comment, the Amendment deletes in its entirety the first paragraph of Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Obagi”.

We have been authorized to and do hereby acknowledge and confirm on behalf of the Filing Parties that:

•	The Filing Parties are responsible for the adequacy and accuracy of their disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding these matters may be directed to Stephen F. Arcano at (212) 735-3542 or Marie L. Gibson at (212) 735-3207.

Very truly yours,

/s/ Marie L. Gibson
Marie L. Gibson

cc:	Robert Chai-Onn, Esq. (Valeant Pharmaceuticals International, Inc.)

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